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                                                                     EXHIBIT 3.3

                               USA NETWORKS, INC.

                                BY-LAW AMENDMENT

          RESOLVED, that, pursuant to its powers under the Certificate of Incorporation, the Board of Directors hereby amends Article II, Section 6 of the By-Laws so that, as so amended and restated, such Section shall read in its entirety as set forth in EXHIBIT A hereto.

                                                                       EXHIBIT A

          SECTION 6. QUORUM. Except as otherwise required by law, the holders of shares representing a majority of the voting power of the Corporation entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business; PROVIDED, HOWEVER, that if such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. If at such adjourned meeting, a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified. When a quorum is present at any meeting, the vote of the holders of shares representing a majority of the voting power of the Corporation entitled to vote present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Delaware General Corporate Law or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

By law amendment 1.31.02